Exhibit (a)(5)(F)

AMERICAN TOWER CORPORATION COMPANY CONFERENCE PRESENTATION | DEC 01, 2021

Question and Answer

Eric Thomas Luebchow

Wells Fargo Securities, LLC, Research Division

So Rod, I wanted to jump into something that’s obviously been really topical given the recent announcement, and that’s your acquisition — announced acquisition of CoreSite. We certainly heard your thoughts about the synergies with the metro and mobile edge. But perhaps you could share your general view on why data centers are an asset class you need to own versus partner with? And then why specifically CoreSite and why now if many of the mobile edge type of synergies will not really be realized for several more years?

Rodney M. Smith

Executive VP, CFO & Treasurer

Yes. Great, Eric. I think it’s a great place to start because I think you’re right, it is very topical. And as you know, we announced the acquisition of CoreSite. We’re Working through the tender offer now and we could close that transaction later this month. I guess, I would start by just highlighting the fact that we are strong believers in the edge and edge computing and anticipate that it will really be driven by a sharp increase in 5G-driven data consumption.

We also think that the idea of cloud native networks is taking hold, and that will include mobile networks at some point, a lot of the applications that mobile users will want to access will be hosted in the cloud. So getting that mobile network access through the cloud.

And the final point would be, and they want to access these things in the cloud in a way that reduces latency that keeps up with some of the things, some of the new applications that will be coming down the pipe, everything from increased high definition, high audio, streaming, to the automated vehicles, to all kinds of automated services, including automated surgery and things like that, that will be happening down the pike. But a lot of enterprise users too also want lower latency in terms of accessing their data and kind of going back and forth.

So, we do see this developing. I think you’re absolutely right that it will be developing over the next few years and probably won’t take hold for a couple of years. But with that said, we — if you start getting ready when it’s already here, you’re too late. So our view is — let’s begin to get ready now. You saw us a couple a year ago and a few months ago, we dabbled a little bit in the data center space. We bought a couple of data centers.

That was really understanding the data center operations the way they work, the power requirements, the space and cooling requirements, the way those data center customers interact with 1 another through the interconnects, how cloud service providers interact within the data center community and how network companies engage in that community as well.

So, we’ve learned an awful lot there. And our conviction around an eventual push to the edge is stronger today than it was a year ago. And that — those are some of the things that kind of led us to announce that we’re acquiring CoreSite. So, we do think that will be happening.

In terms of the idea of do you have to own, can you partner or you can own or you could partner or you could do both. And we’re open to all of those things. I would also take a step back and look at CoreSite assets very specifically because not just as though all towers are not the same, all data centers are not the same, all data center portfolio. Portfolios are not all the same. This one, in particular, we look at it, we think it’s a very good asset, unmatched really in the U.S. certainly, but globally as well. It’s the scale is about right for us.

That $10 billion purchase price. They’ve got 21 critical cloud on-ramps through their 8 major metro market presence. They’ve got over 32,000 interconnections with different companies and networking companies all connected in together. And they’ve got 20 centers. So it’s a manageable size portfolio for us. Others in the U.S., there are some that are much, much larger, and there are some that are smaller and there are some that are more wholesale in nature without the high-quality cloud on-ramps and interconnect facility.

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AMERICAN TOWER CORPORATION COMPANY CONFERENCE PRESENTATION | DEC 01, 2021

So this 1 really was 1 that really hits the sweet spot for us in terms of size and scale and what it brings to the table in terms of that, advancing our ambition around mobile edge down the line. We don’t intend to be a direct competitor in the data center community. We’re really looking at this in terms of how do we leverage the 40,000-plus towers we have in the U.S., the [ 220,000 ] towers we have globally over time, and leverage the interconnection, the cloud on-ramp so that we could try to drive additional revenues on to our tower sites in the U.S. and eventually globally as mobile edge data takes hold.

So that’s really the way that we’re looking at it. And a couple of points that I would make with regard to the CoreSite acquisition. Number one, We’ve done extensive analysis, of course, and we’re paying $170 per share for the business. That business stands alone in support to that purchase price. We can clear a couple of hundred, almost 150-plus basis points over our WACC based on acquiring that business the way it is, continuing to run it the way it is, maybe increasing or accelerating the CapEx modestly to help them advance some select projects that they have in the pipeline that they may not have gotten to us quickly.

So there’s a little bit of [indiscernible] that we can certainly do. We do think that the business can support itself in terms of the run rate capital investments as well as this modest incremental CapEx that will go into it. So it stands alone, it supports its own valuation, and it’s accretive to our AFFO per share out of the gate, and we do think it’s supportive of our ambition to grow AFFO per share 10% on average over the next several years going out to 2027. So from that perspective, it’s a good solid asset.

It’s a good financial transaction, but it also gives us that optionality around continuing to try to push and drive business to our distributed assets, our tower assets, as we see this emergence of edge. And the edge doesn’t just come from mobile networks in, in terms of the edge access and that lower latency. But it’s also going to be the cloud providers trying to distribute their cloud access points further beyond the major metro areas around the country and get that more distributed out into the, deeper into the communities that they — where their customers reside.

So our assets, our tower assets could be great locations for those going both ways, allowing the cloud providers to get access to their cloud on ramps further into the communities as well as getting edge computing and mobile computing closer to the mobile networks and connecting into the mobile network operators. So that’s kind of how we think about it.

And again, in terms of the timing, we’d rather be getting ready ahead of the actual emergence of it, computing or the need for edge computing and lower latency and now is that time. But you won’t see a lot of direct activity there. You won’t see new incremental revenue at our sites probably for, it may feather in over the next couple of years, but it is a couple of years away before you see anything material, I think.

Eric Thomas Luebchow

Wells Fargo Securities, LLC, Research Division

Got it. That’s helpful overview, Rod. On one other thing you mentioned on the acquisition conference call was that you want to expand CoreSite into new markets domestically and internationally. So I guess, how do you think about new market expansion in terms of greenfield or brownfield development versus M&A? I personally thought it might be hard to replicate the highly interconnect dense ecosystems that CoreSite has by building and would think that it would almost be easier to acquire existing assets that have those capabilities already? So maybe you can talk about that mix as you look to bring the CoreSite platform into more than 8 markets?

Rodney M. Smith

Executive VP, CFO & Treasurer

Yes. I think you could see both, Eric. I really do think you could see both. Certainly, that’s the way a lot of business developed. That’s the way, we’ve seen data center businesses develop around the globe. A lot of building happened in the U.S., a little building happened over in Europe. And then there were acquisitions that the bigger data center companies made to supplement and augment their portfolios. In our case, we do think there’s an opportunity for CoreSite to benefit as a business based on our ability to move assets and invest internationally with our global footprint.

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AMERICAN TOWER CORPORATION COMPANY CONFERENCE PRESENTATION | DEC 01, 2021

We also think that CoreSite could benefit from increasing their investments just here in the U.S. Again, I would center us on the fact that in the next couple of years, I think you’d see modest investments. They typically invest $150 million or so in capital into their business. You may see that go up to $200 million or $250 million, that kind of a range over the next couple of years. That extra capital will be centered most likely in the U.S. initially. It will be to build out some excess capacity that they may have in some of their facilities today that exists that they just haven’t gotten to. We could accelerate a little bit of that.

They also own some land adjacent to or in close proximity to other centers that they have which we could accelerate the build out of those, if the demand was there, which we think it is, and have those connected into their existing facilities. So certainly, in the U.S., you could see a path where it makes a lot of sense to build new facilities and leverage all the interconnected cloud onramps that they already have. Now, when you take that next step beyond building out their existing facilities and building out land that they own, that’s in proximity to their existing facilities.

Getting into a few new markets around the U.S., that’s possible. It probably won’t happen right away. But over the next few years, we’ll be evaluating market expansion and whether or not we need another center or 2 around the country strategically located really in a way to drive more value through the core side assets by extending their interconnection as well as making sure that those are placed in ways that we think supports our 40,000 towers in the U.S. and gives us the maximum potential to drive additional revenue in an edge compute environment out to our site.

So you may see that internationally. We absolutely think there’s an opportunity for the combination of American Tower and CoreSite to expand internationally. But it’s not a priority at the moment. It’s not something that you would — that you should expect to see in any material way over the next couple of years. In the next couple of years, we’ll be focused on the U.S. we’ll be focused on maximizing the value creation in the CoreSite assets in the U.S. We’ll be focused on structuring and setting our plan and our strategy to drive business to our sites through an edge compute in the U.S. We’ll prove out that model.

And then I think you might see us, if we — if all that works well, the way we expect it to, and we prove that out, then you might see us take a step internationally begin to prepare. And again, we don’t need to do everything by building the assets. Some of them could be purchased, but we don’t need to do it all on our own as well. So a few minutes ago, I said you could own the asset, you could partner your way into this or you can do a combination of the both. We’ll be looking at everything going forward.

We’ll still continue to look at partnerships with data center companies in the U.S. and outside the U.S., and we’ll be looking at partnerships with other people potentially, that could be strategic operating partnerships. It could also be capital financial partnerships around the globe.

So we’ll be looking at a lot. But our goal is not to become the next data set, a global kind of data center company competitor where we’re going at this a little bit differently, and it’s really about leveraging the high-quality interconnection that CoreSite has, the cloud on-ramps and combining them with all of our expertise in distributed land in the U.S. and globally to create value for our shareholders.

Eric Thomas Luebchow

Wells Fargo Securities, LLC, Research Division

That’s great, Rod. One of the other questions that we’ve been getting is around pro forma leverage for the CoreSite deal. I know you’ve said in the past, you did it with Telxius, you’re willing to go up the mid- to high 5x leverage range. But how do you balance that with the potential for additional tower M&A? There are some large assets reportedly for sale in Europe, in Latin America, in Southeast Asia, Do you — do the CoreSite — sorry, the Telxius path where maybe you don’t take leverage up quite as much to preserve some flexibility to go pursue additional tower assets?

Do you leverage joint venture partners, if you wanted to do tower deals? How do you think about all the moving pieces in your leverage target and how you finance the CoreSite deal?

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AMERICAN TOWER CORPORATION COMPANY CONFERENCE PRESENTATION | DEC 01, 2021

Rodney M. Smith

Executive VP, CFO & Treasurer

Yes, it’s a great question. I think you will see this financing of CoreSite, it will look a lot like what we did with Telxius in the outset and probably not with private capital in the outset, but that’s always possible. It’s a tool in our tool belt. So when we did the Telxius transaction, we did raise over $3 billion of private capital with CDPQ in Allianz over in Europe. We also have PGGM that is also invested in our European business. We like that model very much. And it’s not just a financial transactional model. Our investors are world-class global investors, specifically in telecom and the ones that we have are specific to Europe in terms of the local teams there that we’re using.

So they made a lot of good relationships. They bring a lot of operational expertise to the table, and that’s certainly beneficial. We will want to continue to grow in Europe without a doubt. And as we do grow in Europe, we will be leveraging private capital. That’s the way our entity structure — is structured today in Europe. So I would expect that CDPQ, Allianz and potentially PGGM as well would all play a role in expanding our business in Europe. And there’s always the opportunity to bring additional private capital players into the frame in Europe specifically.

So with the CoreSite transaction, you will see our leverage come back up into the high 5s. It will be a debt and an equity component. That equity component could be split into mandatory or common or and potentially some feathering in of some private capital, but that’s not a big focus today certainly. So you could see a lot of different things there. I would highlight the fact that we’ve — we’ve levered up a few times in our history. We did it when we bought Telxius. We did it when we bought Verizon. I think we did it maybe back in the day with some other large transactions 10 years ago or more.

And we have a history of delevering very quickly. So we’ll — that will be our focus is we’ll complete the CoreSite transaction, it will be accretive right out of the gate that will be supportive of our longer-term ambitions to grow AFFO per share by 10%. Our business throws off a lot of cash flow annually. We have a lot of things that we would like to do with that cash. But delevering is 1 that we’ll do, we are likely to delever fairly quickly. And you can delever in a couple of ways, right, by paying down debt, but also by increasing your EBITDA.

So we’ll be working globally to drive an outperformance in terms of our business. that helps. And that’s kind of the way that we’ve done it in the past. We delever very quickly after Telxius. This go around our plan is a couple of years, we’ll be back down to [ 5x ] or below is the way that we that we look at it. But we’ll also be working behind the scenes to find ways to delever a little bit quicker. But when it comes to capital allocation and priorities, #1 priority is our dividend, and not only paying out the dividend, but growing that dividend double digits year-over-year, and we’ll continue to do that.

Going forward, CoreSite does not interrupt that at all. So we’ll have a double-digit growth rate on our dividend as we go forward. Our basic philosophy around the dividend is we pay out. We target to pay out 100% of our pretax income. Of course, every year and every quarter, that’s subject to our board approval, but that’s the way that — That’s the way that we do it. After that, then we satisfy CapEx projects. We’ll spend about $1.5 billion this year with CapEx investments around the globe, including building almost 7,500 towers globally.

So that we get very high returns from those investments. So we do that. And then we look with the remaining capital we look to in this environment, we’ll want to delever over the next couple of years, let’s say, but probably quicker than that, but also evaluating M&A transactions and share buybacks, right. I wouldn’t want you or the investors to lose sight of the opportunity for American Tower to buy back shares. We haven’t done it in a couple of years, but a few years back, we were active in buying back shares. And I do think there will be a time when we’re active in buying back shares again.

And that is a priority to us when the time when the time is right. So that’s kind of how we work through. And I would say when you think about — we’ll buy CoreSite and integrate it, but we’ll continue to scour the globe in terms of M&A. We’ll be disciplined. We’ll continue to look at our discounted cash flows and underwriting these deals in a way that makes sense in terms of the AFFO accretion, the returns, the spread over WACC, the risk-adjusted rate of return is very important.

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AMERICAN TOWER CORPORATION COMPANY CONFERENCE PRESENTATION | DEC 01, 2021

So everything we do is risk adjusted, of course. And you’re correct, we do see some opportunity in Europe that looks interesting. It’s really hard to say when that may unfold. And if those deals will have the right terms and conditions. If they do, we think there’s a way for us to certainly be very active in there and we expect to be. It doesn’t mean we’re going to close the transaction because we are very disciplined in terms of the models and what we buy. You saw us being very patient in Europe for a long time. And we made a move. It doesn’t mean we’re going to make another 1 right away. But I can guarantee you, we’ll be active in looking in Europe as a priority.

In Asia, there are some interesting things happening in Asia, in India as well as in other countries around Southeast Asia and in the region. So we’re certainly actively looking there. So I think once we get CoreSite closed and integrated, we’ll continue to look for acquisitions around the globe, but we’ll only move on those, if the terms and conditions are right, if the asset is right, the pricing is right. And if not, we’ll continue to kind of follow our regular capital allocation priorities, which would include delevering and potentially buying back shares at some point in the future.

Eric Thomas Luebchow

Wells Fargo Securities, LLC, Research Division

Yes. Yes. That’s great. That’s great, Rod. So I guess, we should probably touch on your larger segment, the top of business. I know you’ve probably gotten a ton of questions on data centers, so it’s really good to get your perspective. But So in the U.S. Tower business, you’ve talked about, obviously, recent trends being really strong. We’ve heard that from your peers. There have been some questions around the FAA related delay for C-band.

I’m just wondering, is there any impact whatsoever to your business? I know you have a comprehensive agreement with AT&T. So I think now with them I know there are some moving pieces with Verizon with 1 of the comprehensive MLAs expiring at the end of this year. Maybe you could just walk us through, is there any impact with a 1-month delay? Would there be any impact if the delay for whatever reason, elongated longer than 1 month for the spectrum clearing? That would be helpful.

Rodney M. Smith

Executive VP, CFO & Treasurer

Yes, absolutely. So it’s a good question. We don’t see the delay with the FAA, FCC kind of disagreement here being something that will last a tremendous period of time. Out of the — right off the bat here, I would say that we don’t currently see any negative impacts any slowdown. And it’s important, I think, to highlight that in 2 different — from 2 different perspectives. One is in terms of our ‘21 and ‘22 revenue streams, we don’t expect any impact. We don’t see any impacts. And impacts really aren’t possible in the vast majority of our revenues.

As you highlighted, we have holistic agreements with AT&T, with DISH and with T-Mobile. So any kind of physical slowdown in activity does not affect the revenue stream in the short term here in ‘21, ‘22. So that can happen with Verizon, they are moving into an ala-carte mode and coming out of their holistic agreement. But with that said, that’s the revenue stream and the predictability, the visibility and the security that we see in our revenue stream going out, particularly as it relates to the FAA, FCC issue.

But probably as important, if not more important, the level of activity that we’re seeing from all these carriers, their actual work that’s happening on the ground. We have not seen a disruption there in any way, shape or form kind of across the board. So the carriers are still moving forward. They spent an awful lot of money, $80 billion to $90 billion on the C-band spectrum. They’re continuing to work through their operational execution to deploy that spectrum.

So that is moving right along here. So we expect that this will get worked out, and it won’t have any short-term or longer-term impacts. It just doesn’t make sense to us that it would have a long-term impact that these carriers spend so much money spectrum is being used successfully in other parts of the world without any interference. So it does feel as though they’re going to work things out and be back on track.

There’s also been a recent agreement announced with AT&T, Verizon in these agencies that they would turn down power while they kind of go through their evaluation in certain locations.

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AMERICAN TOWER CORPORATION COMPANY CONFERENCE PRESENTATION | DEC 01, 2021

Cautionary Statement Regarding Forward-Looking Statements

This communication contains statements about future events and expectations, or “forward-looking statements,” all of which are inherently uncertain. We have based these forward-looking statements on management’s current expectations and assumptions and not on historical facts. When we use words such as “projects,” “anticipates,” “intends,” “plans,” “believes,” “estimates,” “expects,” “forecasts,” “should,” “would,” “could,” “may” or similar expressions, we are making forward-looking statements. Examples of these statements include, but are not limited to, statements regarding the proposed closing of the transaction described above, American Tower Corporation’s (“American Tower”) ability to successfully integrate the assets it acquires or utilize such assets to their full capacity, including the integration of CoreSite Realty Corporation (“CoreSite”) following the consummation of the transaction described above, expected financial projections for the real estate portfolio and the impact on American Tower’s consolidated results, the expected consideration and the expected sources of funds to finance the transaction described above and the intention to finance the transaction consistent with maintaining American Tower’s investment grade credit rating. These forward-looking statements involve a number of risks and uncertainties that could cause actual results to differ materially from those indicated in such forward-looking statements, including but not limited to the ability of the parties to consummate the proposed transaction, uncertainties as to the timing of the tender offer and mergers, uncertainties as to how many of CoreSite’s stockholders will tender their stock in the offer, the possibility that competing offers will be made, the possibility that various closing conditions for the transaction may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the proposed transaction, the effects of the transaction on relationships with employees, other business partners or governmental entities, the difficulty of predicting the timing or outcome of regulatory approvals or actions and the ability of American Tower to realize the benefits it expects from the transaction. For additional important factors that may cause actual results to differ materially from those indicated in these forward-looking statements, we refer you to the information contained in Item 1A of American Tower’s and CoreSite’s annual reports on Forms 10-K for the year ended December 31, 2020, each under the caption “Risk Factors” and in other periodic filings American Tower and CoreSite make with the Securities and Exchange Commission (the “SEC”), including current reports on Form 8-K and quarterly reports on Form 10-Q, as well as the Schedule TO and related tender offer documents filed by American Tower and the Schedule 14D-9 filed by CoreSite. You should keep in mind that any forward-looking statement we make in this press release speaks only as of the date on which we make it. New risks and uncertainties arise from time to time, and it is impossible for us to predict these events or how they may affect us. American Tower does not undertake any obligation to update the information contained in this communication to reflect subsequently occurring events or circumstances except as may be required by law.

Additional Information and Where to Find It

This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares of CoreSite nor is it a substitute for any tender offer materials that American Tower, Appleseed Merger Sub LLC, Appleseed Holdco LLC or CoreSite have filed with the SEC. A solicitation and an offer to buy shares of CoreSite is made only pursuant to the offer to purchase and related materials that American Tower filed with the SEC. American Tower has filed a Tender Offer Statement on Schedule TO with the SEC, and CoreSite has filed a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the tender offer. CORESITE’S STOCKHOLDERS AND OTHER INVESTORS ARE URGED TO READ THE TENDER OFFER MATERIALS (INCLUDING THE OFFER TO PURCHASE, THE RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER TENDER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT BECAUSE THEY CONTAIN IMPORTANT INFORMATION WHICH SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE TENDER OFFER. The Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents, as well as the Solicitation/Recommendation Statement, will be sent to all stockholders of CoreSite at no expense to them. The Tender Offer Statement and the Solicitation/Recommendation Statement are available for free at the SEC’s website at www.sec.gov. Additional copies may be obtained for free by contacting American Tower or CoreSite. Copies of the documents filed with the SEC by American Tower are available free of charge under the “Investor Relations” section of American Tower’s website at www.americantower.com. Copies of the documents filed with the SEC by CoreSite are available free of charge under the “Investors” section of CoreSite’s website at www.coresite.com.

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